UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On February 7, 2025, Ascentage Pharma Group International issued (1) a Hong Kong Stock Exchange announcement entitled “PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION IN RELATION TO THE OFFERING OF AMERICAN DEPOSITARY SHARES”; and (2) a press release entitled “Ascentage Pharma Announces Partial Exercise of Underwriters’ Option to Purchase Additional American Depositary Shares”.

A copy of the Hong Kong Stock Exchange announcement is attached as Exhibit 99.1 to this Form 6-K and a copy of the press release is attached as Exhibit 99.2 to this Form 6-K and each is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Hong Kong Stock Exchange Announcement dated February 7, 2025
99.2	Press Release, dated February 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: February 10, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer